Exhibit 99.1


                                * TRANSLATION *





                        REPORT OF THE STATUTORY AUDITORS
                       REGARDING SHARE CAPITAL REDUCTION

                   with balance sheet as of December 31, 2002
                       before and after capital reduction

                  CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL



















                             [LOGO] ERNST & YOUNG

[LOGO] ERNST & YOUNG      * ERNST & YOUNG LTD        * Phone +41 58 286 86 86
                            Assurance & Advisory       Fax   +41 58 286 86 00
                            Business Services          www.ey.com/ch
                            Industries
                            Aeschengraben 9
                            P.O. Box
                            CH-4002 Basel



To the general meeting of

CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL



Basel, February 24, 2003


REPORT OF THE STATUTORY AUDITORS IN ACCORDANCE WITH ARTICLE 732 OF THE SWISS CODE OF OBLIGATIONS REGARDING THE REDUCTION OF THE SHARE CAPITAL

The Board of Directors of Ciba Specialty Chemicals Holding Inc. engaged us to prepare the auditors' report for the intended reduction of the share capital.

The balance sheet as of December 31, 2002, as well as the proposal to reduce the Company's capital are the responsibility of the Board of Directors. Our responsibility is to express an opinion as to whether the claims of creditors against the Company are covered after the capital reduction based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

In this case the Board of Directors proposes
to reduce the Company's common stock from the            CHF  649,171,053
previous divided in 72,130,117 registered
shares at a par value of CHF 9 per share,
by repayment of CHF 3 per share or total                 CHF  216,390,351

to                                                       CHF  432,780,702
                                                         ================


After the capital reduction the common stock will be divided in 72,130,117 registered shares at a par value of CHF 6 per share.

The capital reduction will be paid in cash.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the claims of creditors against the Company are still covered after consummation of the capital decrease. We have performed the appropriate procedures in this connection. We believe that our audit provides a reasonable basis for our opinion.

Offices in Aarau, Baden, Basel, Beme, Bienne, Chur, Fribourg, Geneva, Kruezlingen, Lausanne, Lucerne, Lugano, Neuchatel, Sion, St. Gallen, Zug, Zurich. Member of the Swiss Institute of Certified Accountants and Tax Consultants.



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[LOGO] ERNST & YOUNG                                                Page 2/2




In our opinion, the claims of creditors against the Company are still fully covered after consummation of the capital reduction.


Ernst & Young Ltd



/s/ Eric G. Ohlund              /s/ Patrick Fawer

Eric G. Ohlund                  Patrick Fawer
Certified Public Accountant     Swiss Certified Accountant
(in charge of the audit)



ENCLOSURES:
- Balance sheet as of December 31, 2002, before and after capital reduction.



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CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL
(all values in Swiss francs)







BALANCE SHEET AS OF             BEFORE capital reduction                       AFTER capital reduction
                                December 31, 2002                              December 31, 2002
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
ASSETS

Cash and cash equivalents                                     870,079,520.27                                   870,079,520.27
Short-term investments                                          4,731,084.00                                     4,731,084.00
Accounts receivable:                                            5,200,159.72                                     5,200,159.72
  Subsidiaries                         3,174,834.76                                   3,174,834.76
  Third parties                        2,025,324.96                                   2,025,324.96
Prepaid expenses                                               14,385,019.00                                    14,385,019.00
--------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          894,395,782.99                                   894,395,782.99
--------------------------------------------------------------------------------------------------------------------------------

Loans:                                                        536,422,487.57                                   536,422,487.57
  Subsidiaries                       522,822,487.57                                 522,822,487.57
  Third parties                       13,600,000.00                                  13,600,000.00
Financial investments                                       1,934,450,629.25                                 1,934,450,629.25
Other financial assets                                          3,283,733.92                                     3,283,733.92
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TOTAL FINANCIAL ASSETS                                      2,474,156,850.74                                 2,474,156,850.74
--------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM ASSETS                                      2,474,156,850.74                                 2,474,156,850.74
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                3,368,552,633.73                                 3,368,552,633.73
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LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term liabilities:                                        17,875,855.14                                   234,266,206.14
  Subsidiaries                         2,264,950.10                                   2,264,950.10
  Third parties                       15,610,905.04                                  15,610,905.04
  Shareholders                                 0.00                                 216,390,351.00
Short-term accrued liabilities                                 12,275,000.00                                    12,275,000.00
Long-term bonds                                               300,000,000.00                                   300,000,000.00
Long-term accrued liabilities                                 126,000,000.00                                   126,000,000.00
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TOTAL LIABILITIES                                             456,150,855.14                                   672,541,206.14
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Common stock                                                  649,171,053.00                                   432,780,702.00
Legal reserves:                                             1,765,967,006.30                                 1,765,967,006.30
  General reserve                  1,679,490,265.30                               1,679,490,265.30
  Treasury stock reserve              86,476,741.00                                  86,476,741.00
Retained earnings brought forward:                            497,263,719.29                                   497,263,719.29
  Retained earnings of
  previous year                      367,074,293.50                                 367,074,293.50
  Profit for the year                130,189,425.79                                 130,189,425.79
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TOTAL SHAREHOLDERS' EQUITY                                  2,912,401,778.59                                 2,696,011,427.59
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TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                                    3,368,552,633.73                                 3,368,552,633.73
--------------------------------------------------------------------------------------------------------------------------------